SECURITIES [barcode] SION
04004036

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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| 8-13963 |

SEC MAIL PROCESSING RECEIVED MAR 0 1 2004 WASH. D.C. 153 SECTION

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SII Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5555 Grande Market Drive
(No. and Street)

Appleton (City) WI (State) 54913 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andy Hopping 517-702-2435
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000 (Address) Los Angeles (City), CA (State) 90071 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Andy Hopping, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SII Investments, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COLLEEN K. HUMMELL NOTARY PUBLIC STATE OF OHIO

[signature]
Signature

Executive Vice President
Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SII INVESTMENTS, INC.**
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

December 31, 2003

## Index to Statement of Financial Condition

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

## Independent Auditors' Report

The Board of Directors and Stockholder
SII Investments, Inc.:

We have audited the accompanying statement of financial condition of SII Investments, Inc. (the Company) (a wholly owned subsidiary of National Planning Holdings, Inc. and an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SII Investments, Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

January 23, 2004

**SII INVESTMENTS, INC.**
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Statement of Financial Condition

December 31, 2003

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents – unrestricted | $ | 8,723,886 |
| Cash segregated under federal regulations | | 323,385 |
| Commissions receivable | | 6,207,602 |
| Forgivable notes receivable, net of accumulated amortization of $1,275,564 | | 2,425,597 |
| Other receivables | | 1,695,457 |
| Due from affiliates | | 135,285 |
| Deferred tax asset | | 3,377,295 |
| Fixed assets, net of accumulated depreciation of $1,243,677 | | 994,729 |
| Other assets | | 801,351 |
| Goodwill | | 7,658,095 |
| Total assets | $ | 32,342,682 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Commissions payable | $ | 6,810,486 |
| Accounts payable and other accrued expenses | | 3,004,023 |
| Payable to affiliates | | 1,110,559 |
| Total liabilities | | 10,925,068 |
| Stockholder's equity: | | |
| Common stock, no par value. Authorized 50,000 shares; issued and outstanding 15,000 shares | | 150 |
| Additional paid-in capital | | 21,735,847 |
| Accumulated deficit | | (318,383) |
| Total stockholder's equity | | 21,417,614 |
| Total liabilities and stockholder's equity | $ | 32,342,682 |

See accompanying notes to statement of financial condition.

## (1) Organization and Significant Accounting Policies

### *(a) Organization*

SII Investments, Inc. (the Company) is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH) which in turn is an indirect, wholly owned subsidiary of Prudential plc. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States of America.

### *(b) Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on hand and in banks including money market demand deposits, certificates of deposit with maturities of three months or less, and money market mutual funds.

### *(c) Cash Segregated under Federal Regulations*

Under federal regulations, cash of $323,385 has been segregated in a special reserve bank account for the benefit of customers for potential refunds due to customers who did not receive the appropriate breakpoint discounts on the sale of front-end load mutual funds.

### *(d) Marketable Securities*

Securities are carried at fair value based on quoted market prices.

### *(e) Fixed Assets*

Fixed assets are carried at cost less accumulated depreciation and amortization. Fixed assets consist primarily of equipment, leasehold improvements, and software, which are depreciated over three to seven years. Leasehold improvements are depreciated over the life of the lease.

### *(f) Goodwill*

The Company tested goodwill for impairment using the two-step process described in Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Based on the impairment test performed by the Company, no goodwill impairment was recorded for the year ended December 31, 2003.

### *(g) Income Taxes*

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.



(Continued)

The Company is included in a consolidated federal income tax return with Holborn Delaware Corporation (Holborn), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax-sharing agreement with Holborn is based on separate return calculations. The Company has the right to reimbursement for the utilization of its losses in the consolidated tax return. Intercompany balances are generally settled on a quarterly basis.

*(h) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

## (2) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are the treatment of depreciation, accrued expenses, deferred compensation, and the amortization of forgivable loans.

The Company has current taxes payable of $212,915 as of December 31, 2003, which is included in accounts payable and other accrued expenses.

## (3) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Company. The Company promptly transmits all customer funds and securities to Pershing LLC. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

## (4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent of $250,000, or 2% of "aggregate debit items," whichever is greater, as these terms are defined. At December 31, 2003, the Company had net capital of $3,763,032, which was $3,513,032 in excess of its requirement.

## (5) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the forgivable notes, the principal and interest are forgiven over the term of the note, generally five years. The forgiveness of the notes is contingent upon the continued employment of the representative and the representative achieving agreed-upon production levels measured in terms of gross dealer concessions. In circumstances when the representative achieves a predetermined percentage of the agreed-upon production levels, the term of the forgivable notes may be extended for one additional year. Under such circumstances, the unamortized balance of the note is amortized over the remaining term.

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the notes.



(Continued)

**(6) Defined Contribution Plans**

The Company participates with Jackson National Life Insurance Company (JNL) (which is also an indirect, wholly owned subsidiary of Prudential plc) in defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

**(7) Related Party Transactions**

The Company participates in the allocation of costs with other wholly owned subsidiaries of NPH in which the other subsidiaries allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the other subsidiaries.

**(8) Representative Compensation Program**

The Company has a nonqualified deferred compensation plan for certain independent contractors of the Company. The Company's annual contributions are based on commission revenue production of participating independent contractors during the year.

**(9) Regulatory Pronouncements**

In August 2003, the NASD issued *Notice to Members* 03-47 (NTM 03-47). The notice required broker-dealers to evaluate customer breakpoint discounts for sales of front-end load mutual funds in 2001 and 2002. If the breakpoint discount had not been properly applied to the mutual funds traded, the notice required broker-dealers to establish a liability for the unapplied discount and segregate funds in a separate account for the benefit of customers to cover this liability. The Company recorded a liability of $273,000 in accounts payable and other accrued expenses.

In October 2003, the NASD issued *Notice to Members* 03-63 (NTM 03-63) which outlines the SEC guidance on the recording of expenses and liabilities by broker-dealers. On July 11, 2003, the Securities and Exchange Commission Division of Market Regulation issued a letter to clarify its position under SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker-dealer expenses and liabilities. The letter addresses situations in which an affiliated party has agreed to pay expenses related to the business of the broker-dealer and required the broker-dealer to either record the expenses borne by the affiliate or to adjust the broker-dealer's net capital to reflect these expenses. The Company recorded a liability of $871,655 in payable to affiliates for additional expenses incurred on behalf of the Company by JNL related to shared services for the year ended December 31, 2003. No similar amounts were recorded in 2002.